Rule 22c-2 Agreement

AGREEMENT entered into as of November 5, 2010 by and among VP Distributors, Inc. (“Fund Agent”), Phoenix Life Insurance Company, PHL Variable Insurance Company, and Phoenix Life and Annuity Company (together “Insurance Company”), and 1851 Securities Inc.(“1851”).

As used in this Agreement, the following terms shall have the following meanings, unless a different meaning is clearly required by the context:

“Funds” shall mean the series of Virtus Variable Insurance Trust, formerly known as The Phoenix Edge Series Fund, underwritten by Fund Agent.

“1851” is a broker, dealer that distributes certain insurance products issued by the Insurance Company.

Fund Agent is the principal underwriter, for the Funds.

Insurance Company is Phoenix Life Insurance Company, PHL Variable Insurance Company, and Phoenix Life and Annuity Company that holds securities issued by the Funds in a separate account.

WHEREAS, the Fund Agent, the Insurance Company and 1851 are parties to an agreement or arrangement whereby contract or policy owners in a separate account of the Insurance Company have an interest in an account with the Funds through such separate account of the Insurance Company (“Shareholders”).

WHEREAS, Fund Agent, Insurance Company and 1851 desire to enter into this Rule 22c-2 Agreement (this “Agreement”) in order to comply with the requirements of Rule 22c-2 under the Investment Company Act of 1940 (the “Rule”).

WHEREAS, this Agreement shall inure to the benefit of and shall be binding upon the undersigned (the Fund Agent, Insurance Company and 1851 shall be collectively referred to herein as the “Parties” and individually as a “Party”);

NOW, THEREFORE, in consideration of the mutual covenants herein contained, which consideration is full and complete, the Parties hereby agree as follows:

1.	Shareholder Information

1.1	Agreement to Provide Information. The Insurance Company and 1851 agree that one of them shall provide the Funds, upon written request, the taxpayer information number (“TIN”), if known, of any or all Shareholder(s) and the amount, date, name or other identifier of any investment professional(s) associated with the Shareholder(s) (if known), and transaction type (purchase, redemption, transfer, or exchange) of every purchase, redemption, transfer, or exchange of Fund shares held through an account maintained by the Insurance Company during the period covered by the request.

1.1.1 Period Covered by Request. Requests must set forth a specific period, generally not to exceed 180 days from the date of the request, for which transaction information is sought. The Fund may request transaction information older than _180_ days from the date of the request as it deems necessary to investigate compliance with policies established by the Fund for the purposes of eliminating or reducing any dilution of the value of the outstanding shares issued by the Fund. If requested by the Fund, the Insurance Company and 1851 agree that one of them shall provide the information specified in 1.1 for each trading day.

1.1.2 Form and Timing of Response. The Insurance Company and 1851 agree that determination as to which of them is transmitting the requested information shall be based upon which has the information pertaining to the relevant Shareholder(s) on its books and records, and that such Party shall transmit the requested information that is on its books and records to the Funds or its designee promptly, but in any event not later than 10 business days, after receipt of a request. If the requested information is not on the books and records of either the Insurance Company or 1851, the Insurance Company and 1851 agree that one of them shall use reasonable efforts to: (i) promptly obtain and transmit the requested information; (ii) obtain assurances from the accountholder that the requested information will be provided directly to the Fund Agent promptly; or (iii) if directed by the Fund Agent, block further purchases of Fund shares from such accountholder. In such instance, whichever of the Insurance Company and 1851 is performing the actions agrees to inform the Fund Agent whether it plans to perform (i), (ii) or (iii). Responses required by this paragraph must be communicated in writing and in format mutually agreed upon by the parties. To the extent practicable, the format for any transaction information provided to the Fund Agent should be consistent with the NSCC Standardized Data Reporting Format.

1.1.3 Limitations on Use of Information. The Fund Agent agrees not to use the information received for marketing or any other similar purpose without the prior written consent of the Insurance Company and/or 1851, as applicable.

2.	Agreement to Restrict Trading. Each of the Insurance Company and 1851 agrees to execute written instructions from the Fund Agent to restrict or prohibit further purchases or exchanges of Fund shares by a Shareholder that has been identified by the Fund Agent as having engaged in transactions of the Funds’ shares (directly or indirectly through the Insurance Company’s account) that violate policies established by the Funds for the purposes of eliminating or reducing any dilution of the value of the outstanding shares issued by the Funds.

2.2.1 Form of Instructions. Instructions must include the TIN, if known, and the specific restriction(s) to be executed. If the TIN is not known, the instructions must include any equivalent identifying number of the Shareholder(s) or account(s) or other agreed upon information to which the instruction relates.

2.2.2 Timing of Response. Each of the Insurance Company and 1851 agrees to execute instructions as soon as reasonably practicable, but not later than five business days after receipt of the instructions.

2.2.3 Confirmation by the Insurance Company and/or 1851. The Insurance Company and 1851 agree that whichever of them is responsible for executing instructions given under this Section 2 must provide written confirmation to the Fund Agent that instructions have been executed. The Insurance Company and 1851 agree that such confirmation must be provided as soon as reasonably practicable, but not later than ten business days after the instructions have been executed.

3.3	Definitions. For purposes of this paragraph:

3.3.1 The term “Funds” includes the fund’s principal underwriter and transfer agent. The term does not include any “excepted funds” as defined in SEC Rule 22c-2(b) under the Investment Company Act of 1940.1

3.3.2 The term “Shares” means the interests of Shareholders in a separate account corresponding to the redeemable securities of record issued by the Fund under the Investment Company Act of 1940 that are held by the Insurance Company in a separate account.

3.3.3 The term “Shareholder” means a contract or policy owner in a separate account of the Insurance Company who has an interest in an account with the Funds through such separate account of the Insurance Company, whether the Shares are held by the Insurance Company or by 1851 in nominee name.

[Signature page follows.]

[1]

As defined in SEC Rule 22c-2(b), term “excepted fund” means any: (1) money market fund; (2) fund that issues securities that are listed on a national exchange; and (3) fund that affirmatively permits short-term trading of its securities, if its prospectus clearly and prominently discloses that the fund permits short-term trading of its securities and that such trading may result in additional costs for the fund.

IN WITNESS WHEREOF, the undersigned has caused this Agreement to be executed as of the date first above written.

VP DISTRIBUTORS, INC.

/s/ Michael A. Angerthal
By:	Michael A. Angerthal
Title:	Senior Vice President

PHOENIX LIFE INSURANCE COMPANY:

/s/ Kathleen A. McGah
By:	Kathleen A. McGah
Title:	Vice President

PHL VARIABLE INSURANCE COMPANY:

/s/ Kathleen A. McGah
By:	Kathleen A. McGah
Title:	Vice President

PHOENIX LIFE AND ANNUITY COMPANY:

/s/ Kathleen A. McGah
By:	Kathleen A. McGah
Title:	Vice President

1851 SECURITIES, INC.

/s/ John H. Beers
By:	John H. Beers
Title:	Vice President